Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three Months
Ended March 31, 2016

Ellomay Capital Currently Indirectly Holds Approximately 9.4% of Dorad Energy Ltd.

Tel-Aviv, Israel, June 1, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication in Israel of financial statements for the three months ended March 31, 2016 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On May 31, 2016, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

As of March 31, 2016, Ellomay indirectly held 49% of Dori Energy and approximately 9.2% of Dorad. During May 2016, Ellomay exercised its option to acquire 1% of the share capital of Dori Energy, increasing its indirect holdings in Dori Energy to 50% and it indirect holdings in Dorad to approximately 9.4%.

The financial results of Dori Energy and of Dorad for the quarter ended March 31, 2016 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its share of these results in its financial results for this period, which are currently expected to be published on or about June 9, 2016. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of the Dorad financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the quarter ended March 31, 2016 - approximately NIS 609.9 million (or approximately USD 162 million, based on the exchange rate on March 31, 2016).

•	Dorad’s unaudited operating profit for the quarter ended March 31, 2016 - approximately NIS 92.5 million (or approximately USD 24.5 million, based on the exchange rate on March 31, 2016).

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented, which include the winter months of January and February and part of the intermediate months (March), are not indicative of full year results.

A translation of the financial results for Dorad as of and for the year ended December 31, 2015 and as of and for the three month periods ended March 31, 2015 and 2016 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a separate press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Dori Group, Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO” and whose Series A Debentures are traded on the Tel Aviv Stock Exchange.  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 5.6MW of photovoltaic power plants in Spain and 85% of approximately 2.3MW of photovoltaic power plant in Spain; and

•	Approximately 9.4% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

 Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Dorad Energy Ltd.

Condensed Interim Statement of Financial Position

	March 31	March 31	December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	302,470	334,572	51,894
Trade receivables	253,559	342,074	278,982
Other receivables	25,784	19,160	31,994
Pledged deposit	29,485	29,483	29,485
Financial derivatives	-	6,894	646
Total current assets	611,298	732,183	393,001

Non-current assets
Restricted deposit	334,525	270,062	335,085
Prepaid expenses	46,416	48,423	46,918
Fixed assets	4,335,607	4,537,446	4,386,971
Intangible assets	9,233	8,318	8,391
Total non-current assets	4,725,781	4,864,249	4,777,365

Total assets	5,337,079	5,596,432	5,170,366

Current liabilities
Current maturities of loans from banks	215,188	176,235	170,722
Current maturities of loans from related parties	130,000	-	130,000
Trade payables	319,910	576,120	247,129
Other payables	19,737	66,695	16,906
Financial derivatives	4,798	-	-
Total current liabilities	689,633	819,050	564,757

Non-current liabilities
Loans from banks	3,297,603	3,453,636	3,316,740
Loans from related parties	403,557	488,572	396,259
Provision for dismantling and restoration	35,301	28,671	35,170
Deferred tax liabilities	70,826	47,485	60,882
Liabilities for employee benefits, net	160	105	160
Total non-current liabilities	3,807,447	4,018,469	3,809,211

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	194,041	112,955	150,440
Total equity	839,999	758,913	796,398

Total liabilities and equity	5,337,079	5,596,432	5,170,366

Dorad Energy Ltd.

Condensed Interim Statements of Earnings

	For the three months ended		Year ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Revenues	609,942	679,236	2,356,832

Operating costs of the Power Plant

Energy costs	126,819	157,321	613,689
Electricity purchase and infrastructure services	304,355	334,686	1,000,947
Depreciation and amortization	51,339	52,410	209,953
Other operating costs	30,911	36,770	149,808

Total operating costs of the Power Plant	513,424	581,187	1,974,397

Profit from operating the Power Plant	96,518	98,049	382,435

General and administrative expenses	4,058	7,991	25,681

Operating profit	92,460	90,058	356,754

Financing income	212	6,327	476
Financing expenses	39,127	6,846	216,808

Financing expenses, net	(38,915)	(519)	(216,332)

Profit before taxes on income	53,545	89,539	140,422

Taxes on income	9,944	24,209	37,607

Net profit for the period	43,601	65,330	102,815

Dorad Energy Ltd.

Condensed Interim Statements of Changes in Shareholders' Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three months
ended March 31, 2016
(Unaudited)

Balance as at
January 1, 2016 (Audited)	11	642,199	3,748	150,440	796,398

Net profit for the period	-	-	-	43,601	43,601

Balance as at
March 31, 2016
(Unaudited)	11	642,199	3,748	194,041	839,999

For the three months
ended March 31, 2015
(Unaudited)

Balance as at
January 1, 2015 (Audited)	11	642,199	3,748	47,625	693,583

Net profit for the period	-	-	-	65,330	65,330

Balance as at
March 31, 2015
(Unaudited)	11	642,199	3,748	112,955	758,913

For the year ended
December 31, 2015
(Audited)

Balance as at
January 1, 2015 (Audited)	11	642,199	3,748	47,625	693,583

Net profit for the period	-	-	-	102,815	102,815

Balance as at
December 31, 2015 (Audited)	11	642,199	3,748	150,440	796,398

Dorad Energy Ltd.

Condensed Interim Statements of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2016	2015	2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the period	43,601	65,330	102,815
Adjustments:
Depreciation and amortization and fuel consumption	57,632	52,583	237,295
Taxes on income	9,944	24,210	37,607
Financing expenses, net	38,915	519	216,332
	106,491	77,312	491,234

Change in trade receivables	25,423	(13,636)	49,693
Change in other receivables	6,211	(8,042)	(20,876)
Change in trade payables	73,640	199,605	(129,385)
Change in other payables	2,907	6,363	(6,842)
Change in employee benefits, net	-	-	55
	108,181	184,290	(107,355)

Net cash flows provided by operating activities	258,273	326,932	486,694

Cash flows used in investing activities
Proceeds from (payment for) settlement of financial derivatives	(322)	7,306	9,609
Payment of pledged deposit	-	38,679	38,679
Investment in fixed assets	(5,203)	(380,881)	(447,338)
Investment in intangible assets	(1,481)	(228)	(1,767)
Investment in long-term restricted deposit	-	(70,000)	(135,000)
Interest received	15	73	115

Net cash flows used in investing activities	(6,991)	(405,051)	(535,702)

Cash flows from financing activities:
Receipt of long-term loans from related parties	-	23,208	23,208
Receipt of long-term loans from banks	-	318,100	318,100
Repayment of loans from banks	-	-	(105,121)
Interest paid	(602)	(69)	(206,032)

Net cash flows provided by (used in) financing activities	(602)	341,239	30,155

Net increase (decrease) in cash and cash equivalents for the period	250,680	263,120	(18,853)

Effect of exchange rate fluctuations on cash and cash
equivalents	(104)	(326)	(1,031)

Cash and cash equivalents at beginning of period	51,894	71,778	71,778

Cash and cash equivalents at end of period	302,470	334,572	51,894